FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

26 October 2025

HSBC Holdings plc

Update on Herald Fund SPC litigation relating to the Madoff fraud

In a 2009 lawsuit in Luxembourg relating to the Bernard L. Madoff Investment Securities LLC fraud, HSBC Securities Services Luxembourg ('HSSL') is defending a claim brought by Herald Fund SPC ('Herald') for restitution of securities and cash. For prior disclosure on this matter, please refer to page 98 of the HSBC Holdings plc 2025 Interim Report (https://www.hsbc.com/investors/results-and-announcements).

On 24 October 2025, the Luxembourg Court of Cassation denied HSSL's appeal in respect of Herald's securities restitution claim, but accepted HSSL's appeal in respect of Herald's cash restitution claim. HSSL will now pursue a second appeal before the Luxembourg Court of Appeal.

If HSSL is unsuccessful in that second appeal, it will contest the amount HSSL is required to pay in subsequent proceedings before the Court of Appeal.

Following this development, HSBC Holdings plc will recognise a provision of US$1.1bn in its consolidated financial results for Q325, an around 15 bps impact on the Group's CET1 capital ratio. Given the pendency of the second appeal and the complexities and uncertainties associated with determining the quantum of restitution, the eventual financial impact could be significantly different. The provision will be classified as a material notable item and will not impact FY25 RoTE excluding notable items or any dividend.

HSBC's Q325 results will be announced as planned on 28 October 2025.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Company Secretary

This announcement contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variations of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Cautionary statement regarding forward-looking statements' contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2024, filed with the SEC on 20 February 2025 (the '2024 Form 20-F') and in subsequent reports on Form 6-K furnished to or filed with the SEC. HSBC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2024 Form 20-F and in subsequent reports on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 27 October 2025